SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Dell Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

24702R101
(CUSIP Number)

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 18, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  / /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1.  Security and Issuer

This statement constitutes Amendment No. 12 to the Schedule 13D, relating to the shares of common stock, par value $0.01 per share (the “Shares”), issued by Dell Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2013, as amended by Amendment No. 1, filed with the SEC on May 13, 2013, Amendment No. 2, filed with the SEC on June 18, 2013, Amendment No. 3, filed with the SEC on July 1, 2013, Amendment No. 4, filed with the SEC on July 8, 2013, Amendment No. 5, filed with the SEC on July 8, 2013, Amendment No. 6, filed with the SEC on July 10, 2013, Amendment No. 7, filed with the SEC on July 11, 2013, Amendment No. 8, filed with the SEC on July 11, 2013, Amendment No. 9, filed with the SEC on July 12, 2013, Amendment No. 10, filed with the SEC on July 15, 2013, and Amendment No. 11, filed with the SEC on July 17, 2013, to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On July 18, 2013, the Reporting Persons issued a statement to stockholders of the Issuer (the “July 18 Statement”).  A copy of the July 18 Statement is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit 1                      July 18 Statement

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 18, 2013

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By:  Barberry Corp.

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Schedule 13D, Amendment No. 12 – Dell Inc.]

EXHIBIT 1

Southeastern Asset Management and Carl C. Icahn Urge Special Committee and
Board of Directors to Act in Best Interest of Stockholders and Move Dell Forward

Comment on Dell's Decision to Delay Special Meeting of Stockholders

NEW YORK and MEMPHIS, Tenn., July 18, 2013 /PRNewswire/ -- Southeastern Asset Management, Inc. and Carl C. Icahn today issued the following statement in response to the decision by Dell Inc. (NASDAQ: DELL) to adjourn the company's Special Meeting to July 24, 2013.

"It is unfortunate, although not surprising, that Dell's Board and Special Committee have delayed the date of the Special Meeting at which stockholders can vote on the Michael Dell/Silver Lake freeze out transaction. We believe that this delay reflects the unhappiness of Dell stockholders with the Michael Dell/Silver Lake offer, which we believe substantially undervalues the company. This is not the time for delay but the time to move Dell forward.

Should the Michael Dell/Silver Lake transaction be defeated, we urge the Dell Board to move quickly to hold the Annual Meeting when stockholders will have the opportunity to elect our slate of directors.  Our slate has met and unanimously supports our proposed Dell self tender offer and its implementation in accordance with their fiduciary duties.  As previously communicated, we believe that our proposed Dell self tender offer has a total value to tendering stockholders of approximately $15.50 to $18.00 per share.*

Southeastern and Icahn continue to recommend that our fellow Dell stockholders vote the GOLD proxy card (1) 'AGAINST' the Merger Agreement proposal, (2) 'AGAINST' the Golden Parachute proposal, and (3) 'AGAINST' the Adjournment proposal."

Whether or not you plan to attend the Special Meeting, you are urged to follow the instructions on the GOLD proxy card or voting instruction form to vote by Internet or telephone, or sign, mark and date the GOLD proxy card and return it in the postage-paid envelope provided. Your latest-dated proxy is the only one that counts, so you may return the GOLD proxy card even if you have already delivered another proxy. Please do not return any proxy card sent to you by Dell. If you have already returned a proxy card sent to you by Dell, that card will be automatically revoked if you complete and return the GOLD proxy card.

If stockholders have any questions concerning the Proxy Statement filed by Carl C. Icahn and Southeastern Asset Management or would like additional copies, please contact D.F. King & Co., Inc. at 1-800-347-4750 or dell@dfking.com.

^(*) Estimates are based upon the assumptions and calculations set forth in Definitive Additional Materials filed with the SEC on July 12, 2013, and July 16, 2013, and reflect only an illustration of the implied value of Dell based upon those assumptions and calculations.  The foregoing and the information contained in the Definitive Additional Materials are not a prediction of the specific future market value of Dell stock or any warrant.

ABOUT SOUTHEASTERN ASSET MANAGEMENT

Southeastern Asset Management, Inc., headquartered in Memphis, Tenn., is an investment management firm with $34 billion in assets under management acting as investment advisor to institutional investors and the four Longleaf Partners Funds: Longleaf Partners Fund, Longleaf Partners Small-Cap Fund, Longleaf Partners Global Fund and Longleaf Partners International Fund, as well as two Irish domiciled UCITS Funds: Longleaf Partners Global UCITS Fund and Longleaf Partners US UCITS Fund. Southeastern was established in 1975, and the first of the Longleaf Partners Funds was launched in 1987.

NOTICE TO INVESTORS

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT, DATED JUNE 26, 2013, AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN, SOUTHEASTERN ASSET MANAGEMENT, INC. AND THEIR RESPECTIVE AFFILIATES FROM THE STOCKHOLDERS OF DELL INC. FOR USE AT DELL INC.'S SPECIAL MEETING OF STOCKHOLDERS SCHEDULED TO BE HELD ON JULY 18, 2013 BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY HAVE BEEN MAILED TO STOCKHOLDERS OF DELL INC. AND ARE ALSO AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE PROXY STATEMENT AND THE SCHEDULE 13D FILED BY CARL C. ICAHN AND HIS AFFILIATES ON MAY 10, 2013, AS AMENDED THROUGH THE DATE HEREOF, AND THE SCHEDULE 13D FILED BY SOUTHEASTERN ASSET MANAGEMENT, INC. AND ITS AFFILIATES ON FEBRUARY 8, 2013, AS AMENDED THROUGH THE DATE HEREOF.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release, and the documents referred to in this press release, are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future performance or activities and are subject to many risks and uncertainties. Due to such risks and uncertainties, actual events or results or actual performance may differ materially from those reflected or contemplated in such forward-looking statements. Forward-looking statements can be identified by the use of the future tense or other forward-looking words such as "believe," "expect," "anticipate," "intend," "plan," "estimate," "should," "may," "will," "objective," "projection," "forecast," "management believes," "continue," "strategy," "position" or the negative of those terms or other variations of them or by comparable terminology.

Important factors that could cause actual results to differ materially from the expectations set forth in this press release include, among other things, the factors identified under the section entitled "Risk Factors" in Dell's Special Report on Form 10-K for the year ended February 1, 2013 and under the section entitled "Cautionary Statement Concerning Forward-Looking Information" in Dell's Definitive Proxy Statement filed with the SEC on May 31, 2013. Such forward-looking statements should therefore be construed in light of such factors, and Icahn and Southeastern are under no obligation, and expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PRESS CONTACTS

Carl C. Icahn
Susan Gordon
(212) 702-4309

Southeastern Asset Management
Lee Harper
(901) 818-5240